SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EXAR CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Donald L. Ciffone, Jr.

Chairman of the Board, Chief Executive Officer and President

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Tel: (510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Matthew Sonsini

John E. Aguirre

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of an anticipated voluntary stock option exchange offer by Exar Corporation. The press release attached hereto as Exhibit 99.1 was issued on August 21, 2003 and the email from Donald L. Ciffone, Jr. attached hereto as Exhibit 99.2 was sent to all eligible employees on August 21, 2003.

Exar Corporation has not yet commenced the option exchange described in the attached press release and email. Upon commencement, Exar will file with the Securities and Exchange Commission (the “SEC”) a Schedule TO and related exhibits, including the Offer to Exchange Certain Outstanding Options for New Options, an election form, withdrawal form and other related documents. The Offer to Exchange Certain Outstanding Options for New Options and the election and withdrawal forms (collectively, the “Exchange Offer Documents”) will be delivered to all eligible Exar employees. Eligible employees are strongly encouraged and advised to read all of the Exchange Offer Documents when these documents become available because they will contain important information about the offer. Eligible employees are also strongly encouraged to consult tax and financial advisors before making any decision about the offer.

The Exchange Offer Documents and other documents filed by Exar with the SEC will be available without charge at the SEC website at www.sec.gov and Exar’s website at www.exar.com. This document does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification of the securities under the securities laws of that jurisdiction.

Item 12.    Exhibits.

Exhibit Number	Description

99.1	Press Release issued August 21, 2003.

99.2	Email from Donald L. Ciffone, Jr., dated August 21, 2003.